82-3581

SPIC

Southern Petrochemical Industries Corporation Limited
Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032
Phone : 235 0245 Fax : 235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spic-india.com

02042886

[BY COURIER]

June 28, 2002

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

RECEIVED JUL 5 2002

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450, Fifth Street
WASHINGTON D.C. 20549

Dear Sirs,

Annual Accounts for the year ended 31.3.2002.

We wish to inform that the Board of Directors of the Company at their Meeting held on 28.6.2002 has approved the Annual Accounts for the year 1.4.2001 to 31.3.2002.

The Audited Financial Results for the financial year ended 31.3.2002 compared to the previous financial year ended 31.3.2001 are enclosed.

The Register of Members and the Share Transfer Books will remain closed from Tuesday, August 13, 2002 to Monday, August 26, 2002 (both days inclusive).

We hereby declare that all the securities received for transfer as on 19.6.2002 have been duly transferred. We also undertake that the securities pending for transfer would be transferred and despatched within a period of 2 months from the date of receipt.

The 32nd Annual General Meeting of the Company will be held on Monday, August 26, 2002 at 3.00 P.M. at Kamaraj Arangam, 492, Anna Salai, Teynampet, Chennai 600 006.

Thanking you,

Yours faithfully
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD

A SANTHANAKRISHNAN
WHOLE-TIME DIRECTOR & SECRETARY

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SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Regd. Office: 73, Armenian Street, Chennai 600 001.

AUDITED RESULTS FOR THE YEAR ENDED 31ST MARCH 2002

(Rupees in Lacs)

S.No.	Description	Nine months ended 31st December 2001	Fourth Quarter ended 31st March 2002	Fourth Quarter ended 31st March 2001	Year ended 31st March 2002 (Audited)	Year ended 31st March 2001 (Audited)
1	Sales/Income from Operations	120452.75	49611.39	51995.11	170064.14	219529.18
2	Other Income	1387.13	747.13	801.54	2134.26	9820.22
3	Total Expenditure					
	(Increase)/decrease in stock in trade	(1160.99)	14557.03	(1100.49)	13396.04	(8287.84)
	Consumption of raw materials	45738.89	18120.37	20012.27	63859.26	95432.10
	Purchase of finished goods	18451.95	204.46	5205.56	18656.41	32766.80
	Power, fuel and water charges	14509.91	5606.39	5694.79	20116.30	29527.60
	Staff cost	6055.19	2979.18	2718.37	9034.37	9111.14
	Other expenditure	28743.75	15268.73	13182.06	44012.48	43024.80
4	Interest	16025.89	4210.07	4484.85	20235.96	21446.83
5	Depreciation	3152.73	1285.65	1192.62	4438.38	4740.63
6	Profit/(Loss) before tax (1+2-3-4-5)	(9677.44)	(11873.36)	1406.62	(21550.80)	1587.34
7	Provision for Taxation	-	-	-	-	-
8	Net Profit/(loss) (6-7)	(9677.44)	(11873.36)	1406.62	(21550.80)	1587.34
9	Paid-up Equity Share Capital (face value Rs.10 per share)	8804.77	8804.77	8804.77	8804.77	8804.77
10	Reserves excluding Revaluation Reserve				28607.71	50158.51
11	Basic and diluted EPS (Rs.)	(11.42)	(13.56)	1.43	(24.98)	1.07
12	Aggregate of Non-promoter shareholding					
	- Number of Shares				61591419	61591419
	- Percentage of Shareholding				69.95	69.95

Notes

(a) The Ammonia/Urea plants at Tuticorin were shut down for routine turnaround maintenance from 1st May, 2001 to 22nd June, 2001, this affected production, sales and results for year ended 31st March, 2002.

(b) The Heavy Chemicals Division was sold on 27th September 2000 and therefore the figures for the year ended 31st March 2002 are not comparable with those of the previous year.

(c) Other expenditure includes loss on sale of equity shares of Caltex SPIC India Limited amounting to Rs. 2976.90 lacs.

(d) Consequent to an interim stay of Clause 33 which provides for retrospective operation of Accounting Standard 22, obtained from the Madras High Court, no provision for net accumulated deferred tax liability upto 31.03.2001 amounting to Rs.11389 lakhs with a corresponding charge to revenue reserves has been made. Since no provision has been made for such deferred tax liability upto 31st March 2001, no recognition of deferred tax asset of Rs.6688 lakhs has been made for the current year in these accounts.

(e) The auditors had made the following qualifications in their report on the accounts for the year ended 31st March, 2002.

(i) "An amount of Rs.53733.01 lacs shown under Loans and Advances representing, Advances against equity of Rs.15070.64 lacs, Inter Corporate deposits of Rs.8052.74 lacs and interest of Rs.30609.63 lacs accrued on both, has been invested in SPIC Petrochemicals Limited, a project promoted by the company in 1994-95. The company is hopeful that no loss will arise out of the above involvement. We are unable to express an opinion in the matter".

The Lendors Committee have appointed M/s. Tata Consulting Engineers Limited (TCE) as Lendors' Engineer to assess the revised project cost and the viability of the project. M/s. TCE have completed their study and submitted their report to IDBI and IDBI is examining the report.
Once the financial institutions release the required funds and the compensation payable to Chennai Petroleum Corporation Limited as per the Memorandum of Settlement is settled and the stay by the Madras High Court is vacated, the company will identify a strategic partner to invest in the project. The company is hopeful that the project will be implemented once the above issues are resolved.

(ii) "There is non-recognition of the interim downward revision of consumption norms for Urea of Rs.20188.86 lacs, on which we are unable to express an opinion on the ultimate liability, if any, pending implementation and quantification of the policy parameters / norms for the VII & VIII pricing period covering from 01.07.1997 onwards".

The company receives circulars from Government of India periodically revising the retention price of urea due to changes in various parameters such as escalation/de-escalation of input prices, etc. These circulars are normally accounted for by the company as and when received. In the current year, the company received a circular dated 5/11/2001 revising the consumption norms on interim basis with effect from 1/4/2000. The impact of the circular for the period 1/4/2000 to 31/3/2002 is Rs.20188.86 lacs. Subsequently, the company received a letter dated 4/6/2002 from the Government Of India setting out the policy parameters for VII/VIII pricing periods which covers the period from 1/7/1997 to 31/3/2003 or till a new pricing policy is announced whichever is earlier. As the implementation and quantification of these policy parameters/norms is yet to be finalized by the Government Of India, the above circular has not been recognized.

(iii) "The Company has been following the accounting policy of capitalizing borrowing costs on advances given to a company promoted by it which is to be adjusted eventually against equity to be issued by that company. Consequent to the Accounting Standard – 16 Borrowing Costs, which has been made mandatory with effect from 1st April, 2000 such borrowing costs cannot be capitalized. During the year interest of Rs.4846.86 lakhs (previous year Rs.5726.45 lakhs) has been capitalized as part of the carrying amount of such advances. Had the Accounting Standard been followed and such interest not been capitalized but charged to the profit and loss account the interest and financial charges and loss for the year would have been higher to that extent and loans and advances and general reserve would have been lower by Rs.10,573.31 lakhs".

This treatment is in accordance with the policy being consistently followed by the Company over the years in respect of companies in which the Company has invested substantially.

The above results were taken on record by the Board at its meeting held on 28th June, 2002.

SPIC LTD ★ MADRAS

For and on behalf of the Board

28th June 2002
Chennai

M.G. THIRUNAVUKKARASU
Finance Director

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED
Regd. Office: 73, Armenian Street, Chennai 600 001.

SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE YEAR ENDED 31st MARCH, 2002

(Rs. in Lacs)

S.No.	Particulars	Quarter ended 31.3.2002	Year ended 31.3.2002
A	**SEGMENT REVENUE**		
	a) AGRO INPUTS	29606.87	139573.64
	b) BULK DRUGS & FORMULATIONS	2656.98	11107.29
	c) OTHERS	17674.63	20305.32
	TOTAL	**49938.48**	**170986.25**
	LESS : INTER SEGMENT SALES	1.75	3.83
	NET SALES/INCOME FROM OPERATIONS	**49936.73**	**170982.42**
B	**SEGMENT RESULTS** PROFIT / (LOSS) (BEFORE TAX AND INTEREST) FROM EACH SEGMENT		
	a) AGRO INPUTS	(2856.04)	9815.67
	b) BULK DRUGS & FORMULATIONS	(762.54)	351.52
	c) OTHERS	(2973.12)	(3182.53)
	TOTAL	**(6591.70)**	**6984.66**
	LESS:		
	i) INTEREST	4210.07	20235.96
	ii) OTHER UNALLOCABLE EXPENDITURE NET OF UNALLOCABLE INCOME	1071.59	8299.50
	TOTAL LOSS BEFORE TAX	**(11873.36)**	**(21550.80)**
C	**CAPITAL EMPLOYED**		
	(SEGMENT ASSETS - SEGMENT LIABILITIES)		
	a) AGRO INPUTS	84960.30	84960.30
	b) BULK DRUGS & FORMULATIONS	17981.83	17981.83
	c) OTHERS	9035.92	9035.92
	TOTAL	**111978.05**	**111978.05**
	Note: Segment Capital Employed does not include unallocated Corporate net assets (including investments of Rs.39401.75 lacs).		

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